McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

February 14, 2020

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”)
Filed January 21, 2020
File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated February 3, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 1. We have revised the Registration Statement on Form S-1 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (as previously amended by Amendment No. 1 and as further amended by Amendment No. 2, the “Registration Statement”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 as filed on January 21, 2020, and four clean courtesy copies of Amendment No. 2.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped below (in bold) the headers from the Comment Letter and the text of the Staff’s comments. The responses and information below are based upon information provided to us by HG Holdings.

Form S-1 filed on January 21, 2020

General

1.	We note your response to comment 1. We have referred your analysis to the Division of Investment Management and their review of your response is pending. We may have follow-up comments.

We note that our analysis has been referred to the Division of Investment Management and that you may have follow-up comments.

Unaudited Pro Forma Financial Statements, page 6

2.

We note your disclosure on page 2 that you anticipate using the proceeds of the rights offering to acquire a sufficient number of shares of HC Realty Series B Preferred or HC Realty Common Stock to control HC Realty as a result of your equity ownership of HC Realty. Please tell us how you determined no pro forma presentation was required as it relates to this acquisition. Reference is made to Rule 8-05 of Regulation S-X.

The Company has not included a pro forma presentation relating to the acquisition of additional shares of HC Realty stock with the proceeds of the offering due to the prohibition set forth in Section 3320.1 of the SEC Financial Reporting Manual which states:

Pro forma financial statements may not reflect the receipt or application of offering proceeds, except as follows:

a.	To the extent of a firm commitment from underwriter;
b.	To the extent of the minimum in a best-efforts minimum/maximum offering;
c.	In a best-efforts all-or-none offering; and
d.	Certain exceptions for savings and loans conversions.

The Company has not entered into a standby purchase agreement or similar contract with any stockholder relating to the rights offering, so the Company does not have any contractual or other commitments comparable to those specified in clauses a, b or c of Section 3320.1.  The Registration Statement does disclose on page iii that “Hale Partnership Fund, L.P. and related parties (the “Hale Funds”) which in the aggregate, as of the record date, owned approximately 24.7% of our outstanding shares, have indicated that they intend to participate in the rights offering and to fully subscribe for additional shares pursuant to the over-subscription privilege.  However, there is no guarantee or commitment that the Hale Funds will ultimately decide to exercise any of their rights, including their basic or over-subscription privilege.”  Consequently, the Company believes that the rights offering does not meet any of the exceptions in Section 3320.1 permitting the presentation of pro forma financial statements reflecting the receipt and application of the offering proceeds.

Material US Federal Income Tax Consequences, page 28

3.

We note the opinion that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution. It appears certain aspects of that determination are not certain. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. Provide appropriate risk factor disclosure. Please refer to Staff Legal Bulletin No. 19 Section III.C.4 for guidance. Also, please remove the statement on page 28 that the opinion is for general information only. Investors are entitled to rely on the opinion.

Amendment No. 2 on page 29 has been expanded to explain the facts resulting in the uncertainty relating to the tax treatment of the receipt of subscription rights. Risk Factor disclosure has been added on page 14 of Amendment No. 2. Page 28 of Amendment No.2 has been revised to delete the reference that the opinion is for general information only.

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,
/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II
Bradley G. Garner